Exhibit 99.4

Re: Disposal of shares

Cable and Wireless plc has been notified that on 17th March 2004 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 1,600,000 Ordinary Shares at a price of £1.17 per share.

56,120,783 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore, Charles Herlinger and Lord Robertson of Port Ellen (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.